Goldman Sachs & Co. LLC

200 West Street,

New York, New York 10282-2198

Citigroup Global Markets Inc.

388 Greenwich Street

New York, New York 10013

Cowen and Company, LLC

599 Lexington Avenue

New York, New York 10022

April 1, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Sasha Parikh

Jim Rosenberg

Dorrie Yale

Erin Jaskot

Re:	NGM Biopharmaceuticals, Inc.

Registration Statement on Form S-1, as amended (File No. 333-227608)

Request for Acceleration of Effective Date

Ladies and Gentleman:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of NGM Biopharmaceuticals, Inc. (the “Company”) for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 PM, Eastern Time, on April 3, 2019, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Cooley LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have carried out the following distribution of the Company’s Preliminary Prospectus dated March 25, 2019:

(i)	Dates of distribution: March 25, 2019 through the date hereof

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: three

(iii)	Number of prospectuses furnished to investors: approximately 810

(iv)	Number of prospectuses distributed to others, including the Company, the Company’s counsel, independent accountants and underwriters’ counsel: approximately 110

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature page follows]

Very truly yours,

GOLDMAN SACHS & CO. LLC CITIGROUP GLOBAL MARKETS INC. COWEN AND COMPANY, LLC

As representatives of the several underwriters listed in Schedule I to the Underwriting Agreement

GOLDMAN SACHS & CO. LLC

By:	/s/ Elizabeth Wood
	Name:	Elizabeth Wood
	Title:	Managing Director

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Bradley Wolff
	Name:	Bradley Wolff
	Title:	Managing Director

COWEN AND COMPANY, LLC

By:	/s/ Bill Follis
	Name:	Bill Follis
	Title:	Managing Director

[Signature Page to Underwriters’ Acceleration Request]